                                              ---------------------------------
                                                         OMB APPROVAL
                                              ---------------------------------
                                                OMB Number:         3235-0145
                                                Expires:     October 31, 2002
                                                Estimated average burden hours
                                                per response ..14.90




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                          (Amendment No.    1   )*
                                         --------

                                 Magnetek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559424 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Jennifer Bellah Maguire, Esq.
                          Gibson, Dunn & Crutcher, LLP
                       333 South Grand Avenue, Suite 4800
                              Los Angeles, CA 90071
                                  213-229-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

--------------------------------------------------------------------------------
              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
--------------------------------------------------------------------------------

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424106

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (Entities Only)

     Andrew G. Galef
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                        (a)  [   ]
                                                        (b)  [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)                  OO (See Item 3 below)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization         United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of    7.   Sole Voting Power                                    1,580,878
Shares      --------------------------------------------------------------------
Beneficially 8.   Shared Voting Power                                      5,000
Owned by    --------------------------------------------------------------------
Each         9.   Sole Dispositive Power                               1,580,878
Reporting   --------------------------------------------------------------------
Person      10.   Shared Dispositive Power                                 5,000
With        --------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,585,878
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)               [  ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
                                                 6.7% (See footnote 1 to Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)          IN
--------------------------------------------------------------------------------

ITEM 1.      NAME OF ISSUER:
             --------------

             Magnetek, Inc., a Delaware corporation (the "Issuer").

             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             -----------------------------------------------

             10900 Wilshire Boulevard, Suite 850, Los Angeles, California  90024

             TITLE OF CLASS OF EQUITY SECURITIES:
             -----------------------------------

             Common Stock, $0.01 par value.

ITEM 2.      IDENTITY AND BACKGROUND:
             -----------------------

             (a)-(c) and (f)

             This Amendment No.1 ("Amendment No. 1") amends the Schedule 13D, filed with the Securities and Exchange Commission on November 28, 2000, by Andrew G. Galef (the "Reporting Person"), an individual United States citizen whose present principal occupation is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer at the address listed above in Item 1.

             LEGAL PROCEEDINGS:
             -----------------

             (d) and (e)

             The Reporting Person has not been, during the last five years: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
             -------------------------------------------------

             This Amendment No.1 is being filed to report the acquisition, by grant or vesting, of options to purchase 281,654 shares of the Issuer's Common Stock (the "Options") that are exercisable currently or within the next
60 days. The Reporting Person received the Options pursuant to the Issuer's stock incentive plans.

ITEM 4.      PURPOSE OF TRANSACTION:
             ----------------------

             The Reporting Person received the Options under the Issuer's stock incentive plans and does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person will take such actions with respect to his investment in the Company as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.      AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:
             --------------------------------------------------------

             (a) and (b)


Number of Shares     Shared Voting      Aggregate Number   Percentage of Class
With Sole Voting         and                of Shares         Beneficially
and Dispositive       Dispositive         Beneficially           Owned
     Power              Power                Owned                (1)
----------------    --------------      --------------     -------------------

 1,580,878 (2)        5,000 (3)          1,585,878 (2)(3)         6.7%

(1) The percentage is based on 22,528,335 shares of Common Stock issued and outstanding as of May 3, 2002, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2002.

(2) Amount includes: (i) options to purchase 987,487 shares of Common Stock that are exercisable currently or within the next 60 days and (ii) 593,391 shares of Common Stock held in a trust. The Reporting Person disclaims beneficial ownership of the 593,391 shares of Common Stock held in the trust, and this Amendment No. 1 shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for Section 16 purposes or for any other purpose.

(3) The 5,000 shares of Common Stock with shared voting and dispositive power and included in the aggregate number of shares beneficially owned are shares purchased by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of such shares, and this Amendment No. 1 shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for Section 16 purposes or for any other purpose.

         (c)      TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:
                  ----------------------------------------------------

                  The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

         (d)      RIGHTS OF ANY OTHER PERSON:
                  --------------------------

                  Not applicable.

         (e) DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:
                  ------------------------------------------------------------

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
                  -------------------------------------------------------------

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:
                  --------------------------------

                  None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      June 4, 2002
                                          --------------------------------------
                                                         Date



                                                  /s/ Andrew S. Galef
                                          --------------------------------------
                                                       Signature



                                                      Andrew G. Galef
                                          --------------------------------------
                                                       Name / Title